UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                          Guilford Pharmaceuticals Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    401829106
                                 (CUSIP Number)


                                 Thomas C. Seoh
                  Vice President, General Counsel and Secretary
                              6611 Tributary Street
--------------------------------------------------------------------------------
                            Baltimore, Maryland 21224
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 22, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

--------------------------------------------------------------------------------
     Check the following box if a fee is being paid with this statement: |_|

--------------------------------------------------------------------------------
                               Page 1 of 11 Pages

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 2 of 11 Pages
--------------------------                         -----------------------------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON:            The Abell Foundation, Inc.


         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    52-6036106
-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|
                                                               (b) |_|
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY

-------- -----------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        |_|
-------- -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
-------- -----------------------------------------------------------------------
                       7    SOLE VOTING POWER

                                     750,000
                      ----- ----------------------------------------------------
       NUMBER          8    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY
      OWNED BY        ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                      750,000
                      ----- ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    750,000
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                    4.02%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                                    CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 3 of 11 Pages
--------------------------                         -----------------------------

-------- -----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON:                   W. Shepherdson Abell


         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       ###-##-####
-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  |_|
                                                                (b)  |_|
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY

-------- -----------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         N/A This individual is a Reporting Person solely because he is one of the three individuals responsible for securities investment decisions made by The Abell Foundation, Inc.
-------- -----------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        |_|

-------- -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------- -----------------------------------------------------------------------
                       7    SOLE VOTING POWER

                                750,000 (1)(2)        2,125 T/E with wife (3)
                      ----- ----------------------------------------------------
       NUMBER          8    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY
      OWNED BY        ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                 750,000 (1)(2)        2,125 T/E with wife (3)
                      ----- ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               750,000 (1)(2)         2,125 T/E with wife (3)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                              4.02% (1)(2)          0.01% (3)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                                    IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 4 of 11 Pages
---------------------                         -----------------------------


-------- -----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON:              George L. Bunting, Jr.


         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |_|
                                                            (b) |_|
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY

-------- -----------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         N/A This individual is a Reporting Person solely because he is one of the three individuals responsible for securities investment decisions made by The Abell Foundation, Inc.
-------- -----------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        |_|

-------- -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------- -----------------------------------------------------------------------
                       7    SOLE VOTING POWER

                                750,000 (1)(2)            1,650 (3)
                      ----- ----------------------------------------------------
       NUMBER          8    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY                a 1% interest in an investment
      OWNED BY                  that owns 3,500 Shares
                     ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                 750,000 (1)(2)            1,650 (3)
                      ----- ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                               a 1% interest in an investment
                               that owns 3,500 Shares
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               750,000 (1)(2)             1,650 (3)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                               4.02% (1)(2)            0.01% (3)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                                    IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 5 of 11 Pages
--------------------------                         -----------------------------


-------- -----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON:                       Robert Garrett


         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY

-------- -----------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         N/A This individual is a Reporting Person solely because he is one of the three individuals responsible for securities investment decisions made by The Abell Foundation, Inc.
-------- -----------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        |_|

-------- -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------- ----- ----------------------------------------------------
                       7    SOLE VOTING POWER

                              750,000 (1)(2)                None (3)
                      ----- ----------------------------------------------------
       NUMBER          8    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY
      OWNED BY
                      ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH               750,000 (1)(2)                None (3)
                      ----- ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              750,000 (1)(2)               None (3)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                              4.02% (1)(2)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                              IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 6 of 11 Pages
--------------------------                         -----------------------------

Item 1.  Security and Issuer

     (a)  Name of Issuer: Guilford Pharmaceuticals Inc.

     (b) Address of Issuer's Principal Executive Offices 6611 Tributary Street, Baltimore, Maryland

     (c) Title and Class of Security: Common Stock, par value $.01 per share

Item 2.  Identity and Background

     The Abell Foundation, Inc. provides the following information:

     (a)  Name of Person Filing: The Abell Foundation, Inc.

     (b)  Citizenship/State of Incorporation: Maryland

     (c)  Principal   Business:    Making   grants   to   qualified   charitable
          organizations

     (d)  Address of Principal Business Office or, if none, Residence

          111  South Calvert Street, Baltimore, Maryland 21202

     (e) The Abell Foundation, Inc. (the "Foundation") has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     W. Shepherdson Abell is filing as a trustee and member of the Finance Committee of the Foundation and provides the following information solely because of those relationships:

     (a)  Name of Person Filing: W. Shepherdson Abell

     (b)  Address of Principal Business Office or, if none, Residence

          8401 Connecticut Avenue, Chevy Chase, Maryland 20815

     (c)  Present principal occupation and name and address of employer:

          Attorney, Partner of Furey, Doolan & Abell, 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

    (d(e) W.  Shepherdson  Abell has   not, during the last five years, (i) been
          convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 7 of 11 Pages
--------------------------                         -----------------------------


     George L. Bunting, Jr. is filing as a trustee and member of the Finance Committee of the Foundation and provides the following information solely because of those relationships:

     (a)  Name of Person Filing: George L. Bunting, Jr.

     (b)  Address of Principal Business Office or, if none, Residence

          9690 Deerco Road, Suite 350, Timonium, Maryland 21093

     (c)  Present principal occupation and name and address of employer:

          Managing family investments, Bunting Management Group, 9690 Deerco Road, Suite 350, Timonium, Maryland 21093.

   (d)(e) George L. Bunting, Jr. has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States

     Robert Garrett is filing as a trustee and member of the Finance Committee of the Foundation and provides the following information solely because of those relationships:

     (a)  Name of Person Filing: Robert Garrett

     (b)  Address of Principal Business Office or, if none, Residence

          866  Third Avenue, 26th Floor, New York, New York 10022

     (c)  Present principal occupation and name and address of employer:

          Investment Banker, President of Admedia Partners, Inc., 866 Third Avenue, 26th Floor, New York, New York 10022.

  (d)(e)  Robert  Garrett  has  not,   during  the  last  five  years,(i)  been
          convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 8 of 11 Pages
--------------------------                         -----------------------------


Item 3.   Source and Amount of Funds or Other Consideration.

     Effective February 17, 1995, the Foundation and Guilford Pharmaceuticals Inc. (the "Issuer") formed a new corporation, Gell Pharmaceuticals Inc. ("Gell"), in which the Issuer acquired a 20% equity interest and the Foundation acquired, for $2,500,000 in cash, an 80% equity interest. The cash used by the Foundation to acquire its interest did not come from borrowing. On November 12, 1996, the Issuer effected a 3-for-2 split of its Common Stock, resulting in the ability of the Foundation to acquire an additional 250,000 shares of the Issuer's Common Stock for no additional consideration. This acquisition was previously reported on the Foundation's Schedule 13D filed in June 1995.

     On March 22, 1996, the Foundation purchased 125,000 shares of the Issuer's Common Stock in an underwritten public offering by the Issuer at a price equal to $20 per share, or an aggregate purchase price of $2,500,000. The cash used by the Foundation to acquire its interest did not come from borrowing. In connection with the Issuer's November 12, 1996 stock split, the Foundation was issued an additional 62,500 shares of the Issuer's Common Stock for no additional consideration.

     On March 5, 1997, the Foundation exercised its right to exchange its equity interest in Gell for 750,000 shares of the Issuer's Common Stock for no additional consideration.


Item 4.  Purpose of Transaction

     The Foundation acquired the securities of Gell as an investment and exchanged its interest in Gell for securities of the Issuer upon a determination by the Foundation that a 500,000 share interest in the Issuer was a better investment for the Foundation than an 80% equity interest in Gell. In order to protect its initial investment in the Issuer, the Foundation made the additional acquisition in March 1996.

     Except as set forth above, the Foundation does not have as of the date hereof any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation of securities of the Issuer;

     (c)  a sale or transfer of a material amount of assets of the Issuer;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; provided, however, that from the time the Foundation exchanged its interest in Gell for 750,000 shares of the Issuer's Common Stock and until it sold 145,000 shares in September 1997, the Foundation exercised the right to appoint one member to the Issuer's Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 9 of 11 Pages
--------------------------                         -----------------------------

     (g)  any  changes  in  the  Issuer's   charter,   by-laws  or   instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to any of those enumerated above.

     Notwithstanding anything to the contrary contained herein, the Foundation reserves the right to change its present intentions with respect to the matters described in this paragraph.

     In reaching any conclusion as to its future course of action, the Foundation will take into consideration various factors regarding the Issuer, such as its business and prospects and general economic conditions and money and stock market conditions.

Item 5.  Interest in Securities of Issuer

     (a) According to information set forth in the Issuer's Quarterly Report for the Quarter ended June 30, 1997, which the Foundation does not have any reason to believe is incorrect, there are 18,641,991 shares of the Common Stock issued and outstanding.

     (b) As of September 22, 1997, the Foundation beneficially owned and had the sole power to vote and dispose of 750,000 shares. For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons1,2 may be deemed to beneficially own 4.02% of the shares, calculated by dividing (i) the 750,000 shares by (ii) the 18,641,991 shares outstanding.

     (c) The Foundation sold 187,500 shares of the Issuer's Common Stock during the period of September 9, 1997 through September 22, 1997. Each transaction was made on the open market through a broker-dealer; and, in each case, the per share sales price for the Common Stock was between the price of $30.00 and $30.37, yielding aggregate gross proceeds to the Foundation of $5,647,936.61.

     (d) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on September 9, 1997 after the Foundation's sale of 45,000 shares of the Issuer's Common Stock on that date.

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 10 of 11 Pages
--------------------------                         -----------------------------



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described below, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Statement, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. The relationships mentioned above are as follows:

          (i) Messrs. Abell, Bunting and Garrett are trustees and the members of the Finance Committee of the Board of Trustees of the Foundation.

         (ii) As disclosed herein, certain of the reporting persons directly beneficially own shares of the Issuer.

        (iii) Mr. Bunting is a director of the Issuer and sits on its Board of Directors.

Item 7. Material to be filed as Exhibits

     None.











Notes to Schedule 13D
---------------------

1 Each of Messrs. Abell, Bunting and Garrett disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for any purpose.

2 These shares represent the same shares previously listed by The Abell Foundation, Inc. and are not cumulative.

3    These shares are beneficially owned by the reporting person directly.

-------------------------                          -----------------------------
CUSIP No.  401829106              Schedule 13D          Page 11 of 11 Pages
--------------------------                         -----------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     The parties agree that this statement is filed on behalf of each of them.

Dated:  October 10, 1997

                                       THE ABELL FOUNDATION, INC.


                                        By: /s/   Robert C. Embry, Jr.
                                           ---------------------------
                                           Name:  Robert C. Embry, Jr.
                                           Title: President



                                        /s/ W. Shepherdson Abell
                                        ------------------------
                                        W. Shepherdson Abell



                                       /s/  George L. Bunting, Jr.
                                       ----------------------------
                                       George L. Bunting, Jr.



                                       /s/  Robert Garrett
                                       ----------------------------
                                       Robert Garrett